SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 2)*

                 INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                  ----------------------------------------
                  (F/K/A INTEGRA LIFESCIENCES CORPORATION)
                   --------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
                  ---------------------------------------
                       (Title of Class of Securities)

                                 457985208
                              ---------------
                               (CUSIP Number)

                           Stephen M. Vine, Esq.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                             590 Madison Avenue
                          New York, New York 10022
                               (212) 872-1000
                  --------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                July 1, 2000
                        --------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages

                                SCHEDULE 13D

CUSIP No. 457985208                                           Page 2 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               2,955,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     2,955,000
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,955,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)
                                   15.31%

14       Type of Reporting Person*
                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 457985208                                           Page 3 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 2,955,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,955,000
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)
                                     15.31%

14       Type of Reporting Person*
                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 457985208                                           Page 4 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [  ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 2,955,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,955,000
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)
                                     15.31%

14       Type of Reporting Person*
                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 457985208                                           Page 5 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 2,955,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,955,000
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                 2,955,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)
                                   15.31%

14       Type of Reporting Person*
                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 457985208                                           Page 6 of 11 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 3,757,800
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       3,757,800
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 3,757,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                   18.69%

14       Type of Reporting Person*
                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 457985208                                           Page 7 of 11 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
                                                 0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13       Percent of Class Represented By Amount in Row (11)
                                     0%

14       Type of Reporting Person*
                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages



                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer") (f/k/a Integra LifeSciences Corporation). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 2 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.


                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").


                           The Reporting Persons

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of QIP. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of QIP, and, as of July 1, 2000, is no longer a Reporting Person.

                  Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

                  Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

                                                              Page 9 of 11 Pages

Item 5.   Interest in Securities of the Issuer.


                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 2,955,000 Shares (approximately 15.31% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number includes (A) 1,963,350 Shares issuable upon conversion of 75,000 Series B Preferred Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 Series C Preferred Shares (as defined herein) held for the account of QIP; and (C) 450,550 Shares issuable upon exercise of 450,550 warrants held for the account of QIP.

                         (ii) Mr.  Soros may be deemed the  beneficial  owner of
3,757,800 Shares (approximately 18.69% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number includes
(A) 1,963,350 Shares issuable upon conversion of 75,000 Series B Preferred Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 Series C Preferred Shares held for the account of QIP; (C) 450,550 Shares issuable upon exercise of 450,550 warrants held for the account of QIP;
(D) 654,450 Shares issuable upon conversion of 25,000 Series B Preferred Shares held for the account of SFM Domestic Investments; (E) 58,900 Shares issuable upon conversion of 5,301 Series C Preferred Shares held for the account of SFM Domestic Investments; and (F) 89,450 Shares issuable upon exercise of 89,450 warrants held for the account of SFM Domestic Investments.


                  (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) and Mr. Soros (as a result of his position with SFM
LLC) may be deemed to have the sole power to direct the voting and disposition of the 2,955,000 Shares held for the account of QIP (assuming the conversion of all Series B Preferred Shares, Series C Preferred Shares and the exercise of all warrants held for the account of QIP).


                         (ii) Mr. Soros in his capacity as a managing  member of
SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 802,800 Shares held for the account of SFM Domestic Investments (assuming the conversion of all Series B Preferred Shares, Series C Preferred Shares and the exercise of all warrants held for the account of SFM Domestic Investments).


                  (c) There have been no transactions effected with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.


                  (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.


                         (ii) Certain members of SFM Domestic  Investments  have
the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

                  Neal Moszkowski, an employee of Soros Private Funds Management LLC and a partner of Soros Private Equity Partners LLC, is a director of the Issuer.

                                                             Page 10 of 11 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: July 5, 2000                    QUANTUM INDUSTRIAL PARTNERS LDC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    QIH MANAGEMENT INVESTOR, L.P.

                                       By:      QIH Management, Inc.,
                                                its General Partner

                                                By: /S/ RICHARD D. HOLAHAN,  JR.
                                                    ---------------------------
                                                    Richard D. Holahan, Jr.
                                                    Secretary


Date: July 5, 2000                    QIH MANAGEMENT, INC.

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Secretary


Date: July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date: July 5, 2000                    GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                                                                     Page 11 of 11 Pages


                                                         ANNEX A

                                Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

Curacao Corporation                               Managing Director of                       Kaya Flamboyan 9
Company N.V.                                      Netherlands Antilles                       Willemstad
  Managing Director                               corporations                               Curacao,
  (Netherlands Antilles)                                                                     Netherlands Antilles

Inter Caribbean Services Limited                  Administrative services                    Citco Building
  Secretary                                                                                  Wickhams Cay
  (British Virgin Islands)                                                                   Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                     Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------
    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC          888 Seventh Avenue
    Director and Vice President                   and General Counsel of Soros Private       33rd Floor
    (United States)                               Funds Management LLC                       New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Secretary                                     SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

         To the best of the Reporting Persons' knowledge /1/:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts,  arrangements,  understandings or relationships  with respect to the Shares. /1/

----------
/1/ Certain persons may have an interest in SFM Domestic Investments.